BRIAN J. ROBINSON
Executive Vice President, Chief Financial Officer and Treasurer
4Tesseneer Drive
Highland Heights, KY 41076
Phone: 859.572.8483
Fax: 859.572.8444
Email: brobinson@generalcable.com

January 3, 2012

Mr. Terence O’Brien

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-6010

RE:	General Cable Corporation

Form 10-K

Filed February 25, 2011

File No. 1-12983

Dear Mr. O’Brien:

Set forth below are General Cable Corporation’s (the “Company”) responses to the comment letter of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 19, 2011, addressed to Mr. Brian J. Robinson, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2010 and Form 10-Q for the period ended September 30, 2011.

For ease of reference, the text of the Staff’s comments is set forth below in bold italics followed by the Company’s responses.

Form 10-K for the year ended December 31, 2010

Management’s Discussion and Analysis, page 28

Results of Operations, page 35

1.	You disclose on page 37 that gross margin benefits during 2010 were offset by $19.5 million in charges related to the substantial completion of negotiations with the works councils of various operations in Europe to permanently reduce manufacturing personnel, though we note from page 29 there were no material permanent facility closures during the year. This amount is material to your operating and net income but is not discussed elsewhere. In this regard, compliance with ASC 420-10-50-1 does not appear evident. Please address these requirements in your response letter and revise future filings as necessary.

Response

The Company acknowledges the Staff’s comment and offers the following response.

We confirm that there were no permanent facility closures in 2010. The $19.5 million in charges represents severance costs related to the elimination of manufacturing positions at multiple facilities in Spain. The facilities continue to be fully operational but with a lower cost structure. As of December 31, 2010, the ending balance sheet accrual associated with the eliminated positions was $2.7 million as the majority of the severance accrued throughout 2010 was also paid within that year. The Company will include the required disclosures in future filings in order to comply with ASC 420-10-50-1 effective with its Annual Report on Form 10-K for the fiscal year ending December 31, 2011.

Liquidity and Capital Resources, page 42

2.	You have disclosed on page 43 that approximately 11% of your December 31, 2010 consolidated cash balance is held in Venezuela. In future filings, please quantify the cash held in other jurisdictions where there are factors which may adversely impact your ability to transfer funds between subsidiaries. See the analogous guidance in Section 501.09.b of the Financial Reporting Codification. Also disclose whether there could be any material adverse tax consequences if you transferred cash to the U.S.

Response

The Company acknowledges the Staff’s comment and will include the required disclosures in future filings, effective with its Annual Report on Form 10-K for the fiscal year ending December 31, 2011.

3.	On page 8 you disclose you purchase copper and aluminum from various global sources, generally through annual supply contracts. Given these principal raw materials constituted approximately 60% of your product costs at December 31, 2010 also as disclosed on page 8, please tell us what consideration you have given to including these supply contracts in your table of contractual obligations on page 47.

Response

The Company acknowledges the Staff’s comment and offers the following response.

Our supply contracts for copper and aluminum are agreements where the Company agrees to purchase its copper or aluminum needs, typically for an annual period, from a specific supplier. Accordingly, the contracts do not have specified terms related to quantities or fixed prices, or take or pay arrangements. As disclosed on page 81 at the end of note 10, at times we do enter into forward pricing agreements for the purchase of copper and aluminum for delivery in a future month to match certain sales transactions. The Company will include the firm forward pricing agreements within our table of contractual obligations in future filings effective with its Annual Report on Form 10-K for the fiscal year ending December 31, 2011.

Form 10-Q for the period ended September 30, 2011

Management’s Discussion and Analysis, page 34

4.	We note your market capitalization appears to be approximately 24% less than your net assets of $1.59 billion as of September 30, 2011. Please explain and/or provide a reconciliation, and address why there was apparently no need for an interim impairment test as of that date. Also, disclose the business purpose(s) for the $125.0 share repurchase program authorized by the Board of Directors in the fourth quarter. We note the information provided in the third quarter press release.

Response

The Company acknowledges the Staff’s comment and offers the following response.

In accordance with ASC 350 and the Company’s accounting policy, the Company performs an evaluation of goodwill and other intangibles on an annual basis. In addition, the Company performs assessments during the year if there is an occurrence of unexpected events or changes in circumstances, such as adverse business conditions or other economic factors that would indicate a potential impairment. As disclosed on page 8 of the Form 10-Q, over 95% of the goodwill recorded on our consolidated balance sheet is attributable to the ROW segment. During its preparation of its third quarter 2011 financial statements, the Company did review certain quantitative factors in conjunction with its normal quarterly procedures including the ROW segment’s year to date 2011 results and forecast for the remainder of 2011, as compared to the prior year projections for 2011 used for its annual evaluation, and found them to be reasonably consistent. In addition, the Company noted that its stock price at the time of the assessment in the third quarter of 2011 exceeded its stock price at the time of its most recently completed annual impairment test as of October 31, 2010. As a result, at the end of the third quarter the Company did not identify material adverse business conditions or other economic events that would indicate a need to change its assessment of the value of goodwill related to the ROW segment. The Company is currently performing its 2011 annual impairment test as of October 31, 2011. The Company has not early adopted the amended guidance in ASC 350-2.

The Company will include disclosures related to the $125.0 million share repurchase program including the business purpose of the program in its future filings effective with its Annual Report on Form 10-K for the fiscal year ending December 31, 2011.

Results of Operations, page 38

5.	We note your discussion of gross profit dollars. We also note that your quarterly gross profit percentage has decreased successively since the first quarter of 2011. Please address this downward trend as applicable in future filings. In this regard, please expand this discussion in future filings to provide a detailed and appropriately quantified analysis of costs that provides investors an understanding through the eyes of management of the impact of changes in these costs and plans to manage them. Discussion relating to specific raw materials and specific product lines or operating segments may be necessary in order to adequately describe material trends and uncertainties and to clarify the sensitivity of your operating results to changes in these markets.

Response

The Company acknowledges the Staff’s comment and will include the required disclosures in future filings, effective with its Annual Report on Form 10-K for the fiscal year ending December 31, 2011.

Liquidity and Capital Resources, page 44

6.	We note accounts receivable as a percentage of quarterly revenues has fluctuated in the three quarters of 2011. Given the material impact accounts receivable has on operating cash flows, and that such cash flows were negative in each of these periods, in future filings please quantify the days sales outstanding for the periods presented and discus material variances therein.

Response

The Company acknowledges the Staff’s comment and will include the required disclosures in future filings, effective with its Annual Report on Form 10-K for the fiscal year ending December 31, 2011.

In addition, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our responses or would like to discuss any such responses further, please feel free to contact me at 859-572-8483.

Sincerely,

/s/ Brian J. Robinson

Brian J. Robinson

Executive Vice President, Chief Financial Officer and Treasurer

General Cable Corporation

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